

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 28, 2016

Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 110
Newport Beach, California 92660

> **Re: Terra Tech Corp.**
> **Registration Statement on Form S-3**
> **Filed April 11, 2016**
> **File No. 333-210673**
>
> **Proxy Statement on Schedule 14A**
> **Filed April 11, 2016**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to requesting acceleration of your registration statement, you must include financial statements meeting the requirements of Rule 3-05 of Regulation S-X with respect to your merger with Black Oak Gallery. See Instruction to Item 9.01 of Form 8-K.

2. In this connection, it appears that your proxy statement seeks authorization to increase your authorized preferred shares to be issued in your merger with Black Oak. Please tell us why you do not believe that you are required to provide financial statements meeting the requirements of Rule 3-05 of Regulation S-X in your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery